UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

METROLOGIC INSTRUMENTS, INC.

(Name of Issuer)

COMMON STOCK

$0.01 PAR VALUE

(Title of Class of Securities)

591676101

(CUSIP Number)

Dipanjan Deb
President
Meteor Holding Corporation
c/o Francisco Partners
2882 Sand Hill Road, Suite 280
Menlo Park, California 94025

Telephone: (650) 233-2900

Copy to:
Larry W. Sonsini
John A. Fore
Robert T. Ishii
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94034
Telephone: (650) 493-9300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 12, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591676101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) METEOR HOLDING CORPORATION N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK, SC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,111,018**

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,111,018**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 49.0%**

14.	Type of Reporting Person (See Instructions) CO

** See Item 5.

CUSIP No. 591676101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FP-METROLOGIC, LLC N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK, SC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,111,018**

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,111,018**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 49.0%**

14.	Type of Reporting Person (See Instructions) OO

** See Item 5.

CUSIP No. 591676101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FRANCISCO PARTNERS II, L.P. 20-3134319

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK, SC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,111,018**

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,111,018**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 49.0%**

14.	Type of Reporting Person (See Instructions) PN

** See Item 5.

CUSIP No. 591676101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FRANCISCO PARTNERS PARALLEL FUND II, L.P. 20-4495943

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK, SC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,111,018**

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,111,018**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 49.0%**

14.	Type of Reporting Person (See Instructions) PN

** See Item 5.

CUSIP No. 591676101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FRANCISCO PARTNERS GP II, L.P. 20-3134312

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK, SC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,111,018**

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,111,018**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 49.0%**

14.	Type of Reporting Person (See Instructions) PN

** See Item 5.

CUSIP No. 591676101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FRANCISCO PARTNERS GP II MANAGEMENT, LLC 20-3134326

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK, SC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 11,111,018**

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,111,018**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 49.0%**

14.	Type of Reporting Person (See Instructions) OO

** See Item 5.

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, par value $0.01 per share (the “Shares”), of Metrologic Instruments, Inc., a New Jersey corporation (the “Issuer”). The principal executive offices of the Issuer are located at 90 Coles Road, Blackwood, New Jersey 08012.

This Schedule 13D is being filed to report that, in connection with the entry into an agreement to acquire the Issuer and certain related agreements, as described in Items 3, 4 and 5 below, the Reporting Persons (as defined in Item 2 below) may be deemed to be members of a group (within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) with the Knowles Parties (as defined in Item 2 below) and the Elliott Parties (as defined in Item 2 below) and may be deemed to be the beneficial owners of Shares beneficially owned by the Knowles Parties and the Elliott Parties.

Item 2.	Identity and Background

This Schedule 13D is filed jointly by the following persons (the “Reporting Persons”):  Meteor Holding Corporation, a Delaware corporation (“Buyer”); FP-Metrologic, LLC, a Delaware limited liability company (“FPM”); Francisco Partners II, L.P., a Delaware limited partnership (“FPII”); Francisco Partners Parallel Fund II, L.P., a Delaware limited partnership (“FPPII”); Francisco Partners GP II, L.P., a Delaware limited partnership (“FPGP”); and Francisco Partners GP II Management, LLC, a Delaware limited liability company (“FPMII”).

The address of the principal executive office of each of the Reporting Persons is 2882 Sand Hill Road, Suite 280, Menlo Park, California 94025.

The principal business of Buyer is to serve as a holding company to effectuate the Merger (as defined in Item 3).

The principal business of FPM is to invest directly or indirectly in various companies.  FPM holds all of the outstanding stock of Buyer.

The principal business of each of FPII and FPPII is to invest directly or indirectly in various companies. FPII and FPPII are the sole members of FPM.

The principal business of FPGP is to serve as the general partner of various limited partnerships, including FPII and FPPII.

The principal business of FPMII is to serve as general partner of FPGP and provide management services to FPII and FPPII at the request of FPGP.

Mr. Dipanjan Deb and Mr. Andrew Kowal are the sole directors of Buyer and Mr. Deb, Mr. Kowal and Mr. David T. ibnAle are the sole executive officers of Buyer and each has a business address of 2882 Sand Hill Road, Suite 280, Menlo Park, California 94025. Mr. Deb is also a Managing Director of FPGP and a Member of FPMII.

Mr. David M. Stanton is a Managing Director of FPGP and a Member of FPMII. The business address of Mr. Stanton is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

Mr. Benjamin Ball is a Managing Director of FPGP and a Member of FPMII. The business address of Mr. Ball is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

Mr. Neil M. Garfinkel is a Managing Director of FPGP and a Member of FPMII. The business address of Mr. Garfinkel is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

Mr. Keith Geeslin is a Managing Director of FPGP and a Member of FPMII. The business address of Mr. Geeslin is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

Mr. David Golob is a Managing Director of FPGP and a Member of FPMII. The business address of Mr. Golob is 2882 Sand Hill Road, Suite 280, Menlo Park, CA 94025.

During the last five years, none of the persons or entities listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of Messrs. Deb, Kowal, Stanton, Ball, Garfinkel, Geeslin and Golob is a United States citizen. Mr. ibnAle is Canadian citizen and a permanent resident of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On September 12, 2006, Buyer, Issuer and Meteor Merger Corporation (“Merger Sub”), a New Jersey corporation and wholly owned subsidiary of Buyer, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into Issuer (the “Merger”) and Issuer will become a wholly owned subsidiary of the Buyer.  As described more fully below, at the time of the Merger, the Buyer will be owned by FPM, C. Harry Knowles and the Elliott Parties (as defined below).  Upon the consummation of the Merger, each outstanding Share will be converted into the right to receive $18.50 in cash, without interest.

FPM provided Buyer with a commitment letter dated as of September 12, 2006 (the “Equity Commitment Letter”) with respect to equity financing in connection with the Merger.  Subject to the terms and conditions of the Equity Commitment Letter, FPM agreed to contribute, or cause to be contributed, up to $153 million in cash to Buyer to partially fund the merger consideration. In addition, Morgan Stanley Senior Funding, Inc. (the “Senior Lender”) has provided Buyer with a commitment letter (the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Commitment Letters”) with respect to debt financing in connection with the Merger.  Subject to the terms and conditions of the Debt Commitment Letter, the Senior Lender has committed to provide $200 million of senior secured credit facilities to partially fund the merger consideration (the “Financing”).  The Senior Lender’s commitment to provide the Financing is subject to the execution of definitive agreements with respect thereto and other conditions as set forth in the Debt Commitment Letter.

In connection with the execution of the Merger Agreement, Buyer entered into a Contribution and Voting Agreement with C. Harry Knowles and certain of his affiliates and family trusts (collectively, the “Knowles Parties”) dated as of September 12, 2006 (the “Knowles Contribution Agreement”) and a separate Contribution and Voting Agreement with Elliott Associates, L.P. and Elliott International, L.P. (collectively, the “Elliott Parties”) dated as of September 12, 2006 (the “Elliott Contribution Agreement” and together with the Knowles Contribution Agreement, the “Contribution Agreements”).  Pursuant to the Knowles Contribution Agreement, C. Harry Knowles has agreed to contribute 1,680,578 Shares (the “Knowles Contributed Shares”) he beneficially owns to Buyer immediately prior to the closing of the Merger in exchange for approximately 15% of the Junior Preferred Stock, par value $0.01 per share, of Buyer (“Buyer Junior Preferred Stock”) and approximately 15% of the common stock, par value $0.01 per share, of Buyer (“Buyer Common Stock”). The number of Knowles Contributed Shares, and the number of shares of Buyer Junior Preferred Stock and Buyer Common Stock issued in exchange therefor, will be adjusted as appropriate to allow Mr. Knowles to own 15% of the outstanding shares of Buyer Junior Preferred Stock and Buyer Common Stock immediately following the closing of the Merger.  Similarly, pursuant to the Elliott Contribution Agreement, the Elliott Parties have agreed to contribute an aggregate of 1,703,885 Shares (the “Elliott Contributed Shares”) that they beneficially own to Buyer immediately prior to the closing of the Merger in exchange for approximately 15% of the Buyer Junior Preferred Stock and approximately 15% of the Buyer Common Stock.  The Knowles Contributed Shares and the Elliott Contributed Shares will be cancelled and cease to exist at the effective time of the Merger and no payment of merger consideration shall be made in respect thereof.

The proceeds from the Commitment Letters, together with the amounts contributed pursuant to the Contribution Agreements and the Company’s available cash at the closing of the Merger, will be used to fund the aggregate merger consideration and to pay all related fees and expenses.

The foregoing descriptions of the Merger Agreement, the Contribution Agreements and the Commitment Letters do not purport to be complete and are qualified in their entirety by reference to such agreements. Copies of the Merger Agreement, the Knowles Contribution Agreement, the Elliott Contribution Agreement and the Debt Commitment Letter are filed as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, hereto.

Item 4.	Purpose of Transaction

This statement is being filed in connection with the Merger Agreement and the Contribution Agreements and the transactions contemplated thereby. The descriptions of those agreements in Item 3 are incorporated herein by reference.

Upon the consummation of the Merger, (i) Issuer will become a wholly owned subsidiary of Buyer and (ii) each outstanding Share will be converted into the right to receive $18.50 in cash, without interest. All stock options issued under the Issuer’s 1994 Incentive Plan (the “1994 Plan”) vest immediately in connection with the Merger.  Holders of options under the 1994 Plan with an exercise price that is less than $18.50 per share will be given the opportunity to exchange those options for an amount of cash equal to the difference between $18.50 and the exercise price, less applicable taxes.  Options outstanding under the Issuer’s 2004 Equity Incentive Plan (the “2004 Plan”) will be cancelled in connection with the Merger.

Holders of options under the 2004 Plan with an exercise price of less than $18.50 per share shall receive, for each share subject to the option, the difference between the exercise price and $18.50, less applicable taxes, in the Merger.  Holders of options cancelled under the 2004 Plan with an exercise price greater than or equal to $18.50 per share shall receive $1.00 per award as consideration for the cancelled options.

From and after the effective time of the Merger and pursuant to the Merger Agreement, (i) Dipanjan Deb, the sole director of Merger Sub, will serve as the sole director of Issuer until his successor is duly elected or appointed and qualified in accordance with applicable law, (ii) the officers of Merger Sub at the effective time will be the officers of the Issuer, and (iii) the certificate of incorporation and bylaws of Issuer shall be amended in accordance with the terms of the Merger Agreement.  Upon the closing of the Merger, the Issuer’s certificate of incorporation will provide for 10,000,000 shares of authorized Common Stock, par value $0.0001 per share, 100,000 shares of which will be issued and outstanding and held by Buyer.

Under the terms of the Knowles Contribution Agreement, C. Harry Knowles agreed to contribute, subject to the terms and conditions thereof, the Knowles Contributed Shares to Buyer immediately prior to the closing of the Merger in exchange for approximately 15% of the Buyer Junior Preferred Stock and 15% of the Buyer Common Stock.  Under the terms of the Elliott Contribution Agreement, the Elliott Parties agreed to contribute, subject to the terms and conditions thereof, the Elliott Contributed Shares to Buyer immediately prior to the closing of the Merger in exchange for approximately 15% of the Buyer Junior Preferred Stock and 15% of the Buyer Common Stock.  As a result of these contributions and the investment by FPM pursuant to the Equity Commitment Letter, the Buyer will be owned by FPM, C. Harry Knowles and the Elliott Parties at the time of the consummation of the Merger.

Pursuant to the Contribution Agreements, the Knowles Parties and the Elliott Parties have also agreed to vote (or cause to be voted) all Shares beneficially owned by them in favor of the Merger and against any alternative proposal to acquire Issuer and not to sell, transfer, grant any proxies, enter into any voting agreement or otherwise dispose of such Shares. The Knowles Parties beneficially own approximately 41.5% of the outstanding Shares and the Elliott Parties beneficially own approximately 7.5% of the outstanding Shares. In the event that the Merger Agreement is terminated under certain circumstances, the Knowles Parties have agreed, with respect to Shares owned by the Knowles Parties amounting to 35% of the total outstanding Shares, to vote such Shares against any alternative proposal to acquire Issuer and to be subject to certain restrictions on transfer of such Shares, in each case for a period of up to 10 months. Each of the Knowles Parties and the Elliott Parties has irrevocably appointed certain representatives of the Buyer as its lawful attorney and proxy in respect of such matters.

Buyer has entered into a letter agreement (the “Elliott Letter Agreement”) dated September 12, 2006 with Elliott Associates, L.P., a copy of which is filed as Exhibit 99.5 hereto, pursuant to which Elliott Associates, L.P. or its assignee will, subject to the terms of such Elliott Letter Agreement, be entitled to receive a portion of any termination fee received by Buyer in connection with a termination of the Merger Agreement, a portion of which will be forfeited under certain circumstances in the event that the Elliott Parties fail to vote their Shares against an alternative proposal to acquire Issuer during the three-month period after a termination of the Merger Agreement.

Following the Merger, the Shares will no longer be traded on The Nasdaq Global Market and registration of the Shares under the Exchange Act will be terminated.

Except as set forth in this Schedule 13D and in connection with the Merger described above, Buyer has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of form Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a) and (b)

The following disclosure assumes there are 22,690,904 Shares outstanding, which the Issuer represented in the Merger Agreement to be the number of Shares outstanding as of September 11, 2006.  The following disclosure also assumes that (i) the Knowles Parties beneficially own 9,407,133 outstanding Shares, which the Knowles Parties disclosed they beneficially owned in a Schedule 13D filed on the date hereof (the “Knowles 13D”), and (ii) the Elliott Parties beneficially own 1,703,885 outstanding Shares, which the Elliott Parties disclosed they beneficially owned in a Schedule 13D/A filed on September 13, 2006.

As a result of the Contribution Agreements and the Merger Agreement, the Reporting Persons may be deemed to be a member of a group, within the meaning of Rule 13d-5 of the Exchange Act, with the Elliott Parties and the Knowles Parties.  In addition, as a result of the voting provisions in the Contribution Agreements, the Reporting Persons may be deemed to beneficially own the 11,111,018 outstanding Shares beneficially owned by the Knowles Parties and the Elliott Parties, which constitute approximately 49.0% of the issued and outstanding Shares as of September 11, 2006.  The Knowles Parties disclosed in the Knowles 13D that they beneficially own an additional 195,000 Shares that are issuable upon exercise of a warrant held by C. Harry Knowles and Janet Knowles.  In the event Mr. and Mrs. Knowles exercise the warrant, the Reporting

Persons may be deemed to beneficially own the Shares issued upon exercise thereof.

Each of the Reporting Persons (i) is not entitled to any rights as a stockholder of Issuer as to the Shares beneficially owned by the Knowles Parties and the Elliott Parties and (ii) disclaims all beneficial ownership of such Shares.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the knowledge of the Reporting Persons, any of the other persons named in Item 2 hereto, beneficially owns any Shares.

(c)

Except for the entry into the Merger Agreement and the Contribution Agreements and the transactions described in the following paragraph, to the knowledge of the Reporting Persons, no transactions in the Shares have been effected during the past 60 days by any person named in response to Item 5(a).

The Reporting Persons have been advised that, except as disclosed in the Schedule 13D filed by the Knowles Parties on the date hereof, no transactions have been effected by the Knowles Parties in the Shares during the past 60 days.  The Reporting Persons have been advised that, except as disclosed in the Schedule 13D/A filed by the Elliott Parties and their affiliates on September 13, 2006, no transactions have been effected by the Elliott Parties in the Shares during the past 60 days.

(d)

To the knowledge of the Reporting Persons, no other person besides the Elliott Parties and the Knowles Parties and those persons for whose Shares the Elliott Parties and the Knowles Parties report beneficial ownership has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Items 3 and 4 for a description of the Merger Agreement, the Commitment Letters, the Contribution Agreements and the Elliott Letter Agreement.

In connection with the negotiation of the transactions contemplated by the Merger Agreement, FPII entered into a letter agreement dated August 24, 2006 with Issuer, a copy of which is filed as Exhibit 99.6 hereto (the “Confidentiality Agreement”).  Pursuant to the Confidentiality Agreement, FPII agreed, among other things, to certain restrictions on its ability to (a) propose or effect: acquisitions of securities or assets of the Issuer or any of its subsidiaries; tender or exchange offers, mergers or business combinations involving the Issuer or any of its subsidiaries; recapitalizations, restructurings, liquidations, dissolutions, or other extraordinary transactions with respect to the Issuer or any of its subsidiaries; or the solicitation of proxies or consents to vote with respect to the voting securities of the Issuer; (b) form, join or in any way participate in a “group” (as defined under the Exchange Act); (c) take any action which might force the Issuer to make a public announcement regarding any of the types of matters set forth in (a) above; or (d) enter into any discussions or arrangements with or, assist, advise or encourage any third party with respect to any of the foregoing.

Francisco Partners Management, LLC, a Delaware limited liability company (“FP Management”) and Buyer intend to enter into an Advisory Agreement, a form of which is filed as Exhibit 99.7 hereto, pursuant to which FP Management will be entitled to receive a $12.0 million fee from Buyer upon the consummation of the Merger and certain advisory and other fees.

FP Management entered into a letter agreement dated September 12, 2006 with Elliott Associates, L.P., a copy of which is filed as Exhibit 99.8 hereto, pursuant to which Elliott Associates, L.P. or its assignees will be entitled to receive a portion of the $12.0 million fee payable to FP Management from Buyer upon the consummation of the Merger and certain advisory and other fees received by FP Management from Buyer.

Except for the agreements described in this Item 6 and in Items 3, 4 and 5 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1

Agreement and Plan of Merger dated as of September 12, 2006 by and among Meteor Holding Corporation, Meteor Merger Corporation and Metrologic Instruments, Inc. (incorporated by reference to Exhibit 2.1 to Metrologic Instruments, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2006)

Exhibit 99.2	Contribution and Voting Agreement dated as of September 12, 2006 between Meteor Holding Corporation, Elliott Associates, L.P. and Elliott International, L.P.
Exhibit 99.3	Contribution and Voting Agreement dated as of September 12, 2006 by and among Meteor Holding Corporation and C. Harry Knowles and certain of his affiliates named therein.
Exhibit 99.4	Debt Commitment Letter dated September 11, 2006 from Morgan Stanley Senior Funding, Inc. to Meteor Holding Corporation
Exhibit 99.5	Letter Agreement regarding Termination Fee dated September 12, 2006 between Meteor Holding Corporation and Elliott Associates, L.P.
Exhibit 99.6	Letter Agreement regarding Confidentiality dated August 24, 2006 between Francisco Partners II, L.P. and Metrologic Instruments, Inc.
Exhibit 99.7	Form of Advisory Agreement between Meteor Holding Corporation and Francisco Partners Management, LLC
Exhibit 99.8	Letter Agreement regarding Advisory Fee dated September 12, 2006 between Francisco Partners Management, LLC and Elliott Associates, L.P.
Exhibit 99.9	Joint Filing Agreement dated September 22, 2006

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2006

METEOR HOLDING CORPORATION

By:	/s/ Dipanjan Deb
	Name:	Dipanjan Deb
	Title:	President

FP-METROLOGIC, LLC
By:	Francisco Partners II, L.P.
Managing Member
By:	Francisco Partners GP II, L.P.,
General Partner
By:	Francisco Partners GP II Management,
LLC, General Partner

By:	/s/ Dipanjan Deb

	Name:	Dipanjan Deb
	Title:	Managing Member

FRANCISCO PARTNERS II, L.P.
By:	Francisco Partners GP II, L.P.,
General Partner
By:	Francisco Partners GP II Management,
LLC, General Partner

By:	/s/ Dipanjan Deb
	Name:	Dipanjan Deb
	Title:	Managing Member

FRANCISCO PARTNERS PARALLEL FUND
II, L.P.
By:	Francisco Partners GP II, L.P.,
General Partner
By:	Francisco Partners GP II Management,
LLC, General Partner

By:	/s/ Dipanjan Deb
	Name:	Dipanjan Deb
	Title:	Managing Member

FRANCISCO PARTNERS GP II, L.P.
By:	Francisco Partners GP II Management,
LLC, General Partner

By:	/s/ Dipanjan Deb
	Name:	Dipanjan Deb
	Title:	Managing Member

FRANCISCO PARTNERS GP II
MANAGEMENT, LLC

By:	/s/ Dipanjan Deb
	Name:	Dipanjan Deb
	Title:	Managing Member